# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Aerospace & Defense, Inc., CIK 0002118195
CUSIP: 03815J107
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 355 Quality Circle NW, Huntsville, Alabama (AL), 35806
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002133740

## Reporting persons
- AA&D Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 126,786,731; shared voting power 0; sole dispositive power 126,786,731; shared dispositive power 0; aggregate amount beneficially owned 126,786,731 (73.5% of the class)
  Comment: The reported percentage is calculated based on 172,393,518 shares of common stock ("Common Stock") outstanding, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 12, 2026, after giving effect to the exercise of the underwriters' option to purchase an additional 1,650,000 shares of Common Stock, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026.

## Item 1. Issuer
Name of issuer: Applied Aerospace & Defense, Inc.
Address of issuer's principal executive offices: 355 Quality Circle NW, Huntsville, AL 35806

## Item 2. Person Filing
Name of person filing: This Statement is filed by AA&D Holdings, LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: c/o Greenbriar Equity Group, L.P., 1 Greenwich Plaza, Greenwich, CT 06830
Citizenship: See response to row 4 on the cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page hereto.

Such amount reflects the Reporting Person's beneficial ownership as of the date of this Statement, which gives effect to a distribution by the Reporting Person that occurred after June 30, 2026.

The reported securities are directly held by the Reporting Person, which is managed by affiliates of Greenbriar Equity Group, L.P. GB Eagle GP, LLC ("GB Eagle GP") is the general partner of the Reporting Person. Greenbriar Equity Capital V, L.P. ("Greenbriar Equity Capital") is the sole member of GB Eagle GP. Greenbriar Equity Capital is controlled by its general partner, Greenbriar Holdings V, LLC, which exercises voting and dispositive power over the reported securities by majority vote of its board of managers.

The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Person for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AA&D Holdings, LP: /s/ Noah Blitzer, Noah Blitzer / Vice President of GB Eagle GP, LLC, its general partner (08/13/2026)